                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                     13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                             (Amendment No.__)/1/

                              Autocam Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, Without Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   052907102
--------------------------------------------------------------------------------
                                (CUSIP Number)

   John T. Mapes, Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024, (310) 551-0101

                                with a copy to

Bruce D. Meyer, Esq., Gibson, Dunn & Crutcher LLP, 333 South Grand Ave., Los Angeles, CA 90071, (213) 229-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 6, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 17 Pages)

_____________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 052907102                                      Page 2 of 17 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Titan Acquisition Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,809,431
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,809,431
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.052907102                                       Page 3 of 17 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Titan Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                         SOLE VOTING POWER
                      7
     NUMBER OF
                         0
      SHARES       -----------------------------------------------------------
                         SHARED VOTING POWER
   BENEFICIALLY       8

     OWNED BY            3,809,431
                   -----------------------------------------------------------
       EACH              SOLE DISPOSITIVE POWER
                      9
    REPORTING
                         0
      PERSON       -----------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                     10
       WITH              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,809,431
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO,HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 052907102                                      Page 4 of 17 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aurora Equity Partners II L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,809,431
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,809,431
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]  N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 052907102                                      Page 5 of 17 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aurora Capital Partners II L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,809,431
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,809,431
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 052907102                                      Page 6 of 17 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aurora Advisors II LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,809,431
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,809,431
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 052907102                                      Page 7 of 17 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard R. Crowell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,809,431
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,809,431
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 052907102                                       Page 8 of 17 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gerald L. Parsky
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,809,431
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,809,431
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 0529007102                                     Page 9 of 17 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard K. Roeder
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,809,431
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,809,431
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             --------------------------
CUSIP No. 052907102                 13D                   Page 10 of 17 Pages
------------------------                             --------------------------

Item 1.   Security and Issuer.
          --------------------

          This statement relates to the common stock, without par value (the "Common Stock"), of Autocam Corporation, a Michigan corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4070 East Paris Avenue, Kentwood, Michigan 49512.

Item 2.   Identity and Background.
          -----------------------

          This Schedule 13D is being filed by Titan Acquisition Corporation, a Michigan corporation ("Titan Acquisition"), Titan Holdings, Inc., a Delaware corporation ("Titan Holdings"), Aurora Equity Partners II L.P., a Delaware limited partnership ("AEP"), Aurora Capital Partners II L.P., a Delaware limited partnership ("ACP"), Aurora Advisors II LLC, a Delaware limited liability corporation ("AA"), Richard R. Crowell, a United States citizen ("Crowell"), Gerald L. Parsky, a United States citizen ("Parsky") and Richard K. Roeder, a United States citizen ("Roeder"). Titan Acquisition, Titan Holdings, AEP, ACP, AA, Crowell, Roeder and Parsky are collectively referred to herein as the "Reporting Persons." Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

          Both Titan Holdings and Titan Acquisition were formed for the purpose of consummating the merger of Titan Acquisition with and into the Issuer (the "Merger") pursuant to the Agreement and Plan of Merger, attached hereto and incorporated by reference herein, dated November 6, 1999, among the Issuer, Titan Holdings and Titan Acquisition (the "Agreement of Merger"). The principal business of AEP is that of a private investment partnership. The general partner of AEP is ACP, the general partner of which is AA.

          Crowell is a voting member and Chairman of AA, Parsky is a voting member and President of AA, while Roeder is a non-voting member and Secretary and Vice President of AA. In addition, Frederick J. Elsea, III ("Elsea"), a United States citizen, is the Treasurer of AA. Crowell, Parsky and Roeder are limited partners of ACP and AEP and may be deemed to beneficially share ownership of the Common Stock beneficially owned by AEP. The primary occupation of each of such individuals is as a managing director of Aurora Management Partners LLC ("Aurora Management").

          Roeder is the sole Director and President of both Titan Holdings and Titan Acquisition. Elsea is the Chief Financial Officer and Treasurer of both Titan Holdings and Titan Acquisition. John T. Mapes ("Mapes"), a United States citizen, is the Vice President and Secretary of both Titan Holdings and Titan Acquisition. The primary occupation of Elsea is as Chief Financial Officer of Aurora Management. The primary occupation of Mapes is as a Principal at Aurora Management. The principal business and office address of each of such Reporting Persons is 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

          During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any other person disclosed in response to Item 2 has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment,

------------------------                             --------------------------
CUSIP No. 052907102               13D                   Page 11 of 17 Pages
------------------------                             --------------------------


decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Funds used to effect the Merger will be available through equity investments in the approximate amount of $115,000,000 plus concurrent bank refinancing of certain indebtedness of the Issuer. Pursuant to a Commitment Letter, dated November 1, 1999, attached hereto as an exhibit and incorporated by reference herein, a bank group has committed to refinance certain Issuer's indebtedness in the approximate amount of $115,060,320 and to provide at least approximately $10,500,000 of additional funds to cover fees and expenses related to the Merger through a combination of a $62.5 million six-year term loan, a $62.5 million seven-year term loan and a $40 million six-year revolving credit facility, guaranteed by Titan Holdings and certain of the Issuer's subsidiaries as agreed between the parties, and secured by all assets of the Issuer and the guarantors. The loans will bear interest at rates ranging from the Applicable Bank Rate (which may be the prime rate or a multiple of the federal funds effective rate or the secondary market three-month CD rate) plus 2.0-2.5% or the Eurodollar Rate plus 3.0%-3.5% depending upon the facility, will require certain mandatory prepayments and are conditioned upon consummation of the Merger and certain equity input, aggregate consideration and maximum expense requirements in connection with the Merger, in addition to the banks' customary conditions.

Item 4.   Purpose of Transaction.
          ----------------------

          On November 6, 1999, the Issuer, Titan Holdings and Titan Acquisition entered in the Agreement of Merger. The Agreement of Merger provides for (a) the merger of Titan Acquisition with and into the Issuer with the Issuer surviving the merger as a wholly owned subsidiary of Titan Holdings, (b) each share of Common Stock issued and outstanding at the effective time of the Merger to be converted into the right to receive $18.75 per share in cash, without interest, except (i) 2,133,333 shares which Titan Holdings and Titan Acquisition require that John C. Kennedy, the Issuer's majority shareholder, director, Chairman, President and Chief Executive Officer, exchange for 200,000 shares of newly issued cumulative preferred stock and 2,000,000 shares of newly issued common stock in Titan Holdings, (ii) shares held by shareholders of the Issuer, if any, who properly exercise their dissenters' rights under Michigan law and (iii) any shares held by Titan Holdings and Titan Acquisition which will be canceled, and
(c) each share of common stock of Titan Acquisition issued and outstanding at the effective time of the Merger to be converted into and exchanged for one share of stock of the Issuer. Finally, each holder of an outstanding option to purchase Common Stock issued pursuant to the Issuer's 1991 Stock Option Plan and the Issuer's 1998 Key Employee Stock Option Plan, as amended, will be entitled to receive, in settlement of the option, for each share subject to such option an amount in cash, subject to any applicable withholding tax, equal to the difference between $18.75 and the per share exercise price of such option to the extent such difference is a positive number. At the effective time of the Merger, all of the Issuer's options will be canceled.

          The directors of Titan Acquisition immediately prior to the effective time of the Merger will be the directors of the surviving corporation and shall serve until their respective successors are duly elected. The officers of Titan Acquisition immediately prior to the effective time of the merger will be the officers of the surviving corporation and shall serve until their respective successors are duly elected. The articles of incorporation and bylaws of Titan Acquisition will be the articles of incorporation and bylaws of the surviving corporation until duly amended in accordance with applicable law.

------------------------                             --------------------------
CUSIP No. 052907102               13D                   Page 12 of 17 Pages
------------------------                             --------------------------



          The foregoing summary of the Agreement of Merger is qualified in its entirety by reference to the Agreement of Merger, a copy of which is included as an exhibit hereto and incorporated herein by reference.

          On November 6, 1999, Titan Holdings, Titan Acquisition and certain shareholders of the Issuer entered into a Shareholders Voting Agreement (the "Shareholders Agreement"), attached hereto and incorporated by reference herein. Pursuant to the Shareholders Agreement, certain shareholders of the Issuer have granted to Titan Acquisition an irrevocable proxy pursuant to which Titan Acquisition can vote the shares subject to the proxy (a) in favor of the Merger and the Agreement of Merger, (b) against any proposal for a third party acquisition and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Agreement of Merger or which is reasonably likely to result in any of the conditions of the Issuer's obligations under the Agreement of Merger not being fulfilled; any change in the directors of the Issuer; any change in the present capitalization of the Issuer or any amendment to the Issuer's articles of incorporation or bylaws; any other material change in the Issuer's corporate structure or business; or any other proposal to be considered by the Issuer's shareholders that would reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Agreement of Merger or the likelihood of such transactions being consummated and (c) in favor of any other matter necessary for the consummation of the transactions contemplated by the Agreement of Merger.

          The foregoing summary of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

          It is anticipated that the Common Stock will be delisted in its entirety from the NASDAQ National Market as a result of the Merger.

          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) and (b) As of November 6, 1999, Titan Acquisition, Titan Holdings, AEP, ACP, AA, Crowell, Roeder and Parsky may be deemed to beneficially own 3,809,431 shares of Common Stock (including options providing the right to acquire 9,450 shares of Common Stock), representing approximately 60.3% of the total outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of November 3, 1999, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1999). Titan Acquisition, Titan Holdings, AEP, ACP, AA, Crowell, Roeder and Parsky have shared voting power with respect to the 3,809,431 shares of Common Stock pursuant to an irrevocable proxy granted to Titan Acquisition by certain shareholders of the Issuer. Certain shareholders of the Issuer entered into that certain Shareholders Agreement, attached hereto and incorporated by reference herein, and executed irrevocable proxies pursuant to the Shareholders Agreement, which provide, among other things, that such shareholders will vote in favor of the Agreement of Merger. The Shareholders Agreement and the proxy terminate upon the termination of the Agreement of Merger pursuant to the occurrence of any of the events set forth in
Section 10.1 of the Agreement of Merger. The names and other information of the shareholders who entered into the Shareholders Agreement are listed on Schedule A attached hereto and incorporated herein.

          (c) Neither the Reporting Persons nor any other person disclosed in response to Item 2 has effected any transactions in the Common Stock in the last 60 days.

------------------------                             --------------------------
CUSIP No. 052907102               13D                   Page 13 of 17 Pages
------------------------                             --------------------------


          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Shareholders Agreement.  See the response to Item 4 for a description
          ----------------------
of the Shareholders Agreement.

          Agreement of Merger.  See the response to Item 4 for a description of
          -------------------
the Agreement of Merger.

          Other than the matters disclosed in response to Items 4 and 5 and this Item 6, neither the Reporting Persons nor any other person disclosed in response to Item 2 is a party to any contracts, arrangements, including but not limited to the transfer, voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

------------------------                             --------------------------
CUSIP No. 052907102               13D                   Page 14 of 17 Pages
------------------------                             --------------------------


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 1 Agreement and Plan of Merger, dated as of November 6, 1999, by and among Autocam Corporation, Titan Holdings, Inc. and Titan Acquisition Corporation (previously filed as Exhibit
                   99.1 to the Issuer's Form 8-K filed on November 9, 1999, and incorporated herein by this reference).

     Exhibit 2 Shareholders Voting Agreement, dated as of November 6, 1999, among Titan Holdings, Inc., Titan Acquisition Corporation, and certain of the shareholders of Autocam Corporation (previously filed as Exhibit 99.2 to the Issuer's Form 8-K filed on November 9, 1999, and incorporated herein by this reference).

     Exhibit 3     Commitment Letter, dated November 1, 1999.

     Exhibit 4 Joint Filing Agreement by and among Titan Holdings, Titan Acquisition, AEP, ACP, AA, Crowell, Parsky and Roeder, dated November 15, 1999.

------------------------                             --------------------------
CUSIP No. 052907102               13D                   Page 15 of 17 Pages
------------------------                             --------------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TITAN ACQUISITION CORPORATION


By:  /s/ Richard K. Roeder
   ---------------------------------                        November 15, 1999
         Richard K. Roeder, President


TITAN HOLDINGS, INC.

By:  /s/ Richard K. Roeder
   ---------------------------------                        November 15, 1999
         Richard K. Roeder, President



AURORA EQUITY PARTNERS II L.P.


By:  Aurora Capital Partners II L.P.,
     its general partner

By:  Aurora Advisors II LLC,
     its general partner

By:  /s/ Richard K. Roeder
   ---------------------------------------------            November 15, 1999
 Richard K. Roeder, Secretary and Vice President
            of Aurora Advisors II LLC



AURORA CAPITAL PARTNERS II L.P.


By:  Aurora Advisors II LLC,
     its general partner

By:  /s/ Richard K. Roeder
   -------------------------------------------              November 15, 1999
Richard K. Roeder, Secretary and Vice President
          of Aurora Advisors II LLC

------------------------                             --------------------------
CUSIP No. 052907102               13D                   Page 16 of 17 Pages
------------------------                             --------------------------


AURORA ADVISORS II LLC


By:  /s/ Richard K. Roeder
   -----------------------------------------------          November 15, 1999
   Richard K. Roeder, Secretary and Vice President



     /s/ Richard R. Crowell                                 November 15, 1999
-----------------------------------------------
     RICHARD R. CROWELL


     /s/ Richard K. Roeder
--------------------------------------------------          November 15, 1999
     RICHARD K. ROEDER


      /s/ Gerald L. Parsky
--------------------------------------------------          November 15, 1999
      GERALD L. PARSKY

------------------------                             --------------------------
CUSIP No. 052907102               13D                   Page 17 of 17 Pages
------------------------                             --------------------------



                                   SCHEDULE A

                SHAREHOLDERS PARTY TO THE SHAREHOLDERS AGREEMENT



NAME                       ADDRESS                         PRINCIPAL
----                       -------                         ---------
                                                           OCCUPATION
                                                           ----------

John C. Kennedy, a United  4610 Bradford Street NE         Director, Chairman,
States citizen             Grand Rapids Township, MI 49546 President and Chief
                                                           Executive Officer of
                                                           Autocam Corporation

John C. Kennedy III &      4610 Bradford Street NE
Nancy G. Kennedy Family    Grand Rapids Township, MI 49546
Foundation

John C. Kennedy IRA        4610 Bradford Street NE
Account                    Grand Rapids Township, MI 49546

Nancy G. Kennedy IRA       4610 Bradford Street NE
Account                    Grand Rapids Township, MI 49546